

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Karl Pedersen
Chief Executive Officer
Diversified Opportunity, Inc.
9628 West State Street
Star, Idaho 83669

>   **Re: Diversified Opportunity, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 1**
>   **Filed February 24, 2022**
>   **File No. 024-11725**

Dear Mr. Pedersen:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Erik Weingold, Esq.